SEC FILE NUMBER 000-50058
CUSIP NUMBER 69354N106
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR
For Period Ended: December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-F
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I-REGISTRANT INFORMATION

PRA Group, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

120 Corporate Boulevard
Address of Principal Executive Office (Street and Number)

Norfolk, Virginia 23502
City, State and Zip Code

PART II-RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III-NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As a result of an analysis of revenue recognition for portfolios that do not meet the criteria for sale accounting, the Company experienced unanticipated delays in completing the year end closing process.

The Company, and as a result, its auditors, have not fully completed the activities required to complete Form 10-K for the fiscal year ended December 31, 2018.  Therefore, the Company is not in a position to file its Form 10-K within the prescribed time period without unreasonable expense and effort.

The Company expects to file its Form 10-K within the 15 day period specified by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV-OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter M. Graham	757	351-3023
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).      ☒Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company will report net operating income of $185.3 million for the full year of 2018 compared with $213.7 million for the full year of 2017 a decrease of 13%.

PRA Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2019	By:	/s/ Peter M. Graham
Peter M. Graham
Title: Executive Vice President and CFO